SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In August, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7,932,300	0.0505	0.0505
Shares	Common				13,647,309	0.0870	0.0870

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Itaú Corretora	Sell	05	400	15.49	6,196.00
Shares	Common	Itaú Corretora	Sell	05	800	15.51	12,408.00
			Total Sell		1,200	18,604.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7,932,300	0.0505	0.0505
Shares	Common				13,646,109	0.0869	0.0869

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In August, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,246,767,068		71.6683	71.6683

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Brasil Plural	Buy	01	7,100	15.56	110,476.00
Shares	Common	Brasil Plural	Buy	01	92,300	15.57	1,437,111.00
Shares	Common	Brasil Plural	Buy	01	99,300	15.58	1,547,094.00
Shares	Common	Brasil Plural	Buy	01	53,100	15.59	827,829.00
Shares	Common	Brasil Plural	Buy	01	106,200	15.60	1,656,720.00
Shares	Common	Brasil Plural	Buy	01	42,900	15.61	669,669.00
Shares	Common	Brasil Plural	Buy	01	54,600	15.62	852,852.00
Shares	Common	Brasil Plural	Buy	01	26,400	15.63	414,195.00
Shares	Common	Brasil Plural	Buy	01	18,000	15.64	281,520.00
Shares	Common	Brasil Plural	Buy	01	2,000	15.65	31,300.00
Shares	Common	Brasil Plural	Buy	01	47,000	15.66	736,020.00
Shares	Common	Brasil Plural	Buy	01	26,300	15.67	412,121.00
Shares	Common	Brasil Plural	Buy	01	62,800	15.68	984,704.00
Shares	Common	Brasil Plural	Buy	01	43,700	15.69	685,653.00
Shares	Common	Brasil Plural	Buy	01	18,200	15.70	285,740.00
Shares	Common	Brasil Plural	Buy	04	20,000	15.43	308,600.00
Shares	Common	Brasil Plural	Buy	04	19,200	15.44	296,448.00
Shares	Common	Brasil Plural	Buy	04	16,800	15.45	259,560.00
Shares	Common	Brasil Plural	Buy	04	18,500	15.46	286,010.00
Shares	Common	Brasil Plural	Buy	04	56,900	15.47	880,243.00
Shares	Common	Brasil Plural	Buy	04	53,400	15.48	826,632.00
Shares	Common	Brasil Plural	Buy	04	1,000	15.49	15,490.00
Shares	Common	Brasil Plural	Buy	04	4,000	15.50	62,000.00
Shares	Common	Brasil Plural	Buy	04	17,600	15.51	272,976.00
Shares	Common	Brasil Plural	Buy	04	16,800	15.52	260,736.00
Shares	Common	Brasil Plural	Buy	04	25,900	15.53	402,227.00
Shares	Common	Brasil Plural	Buy	04	33,100	15.54	514,374.00
Shares	Common	Brasil Plural	Buy	04	16,800	15.55	261,240.00
Shares	Common	Brasil Plural	Buy	04	500	15.57	7,785.00
Shares	Common	Brasil Plural	Buy	04	44,900	15.58	699,542.00
Shares	Common	Brasil Plural	Buy	04	56,100	15.59	874,599.00
Shares	Common	Brasil Plural	Buy	04	50,200	15.60	783,120.00
Shares	Common	Brasil Plural	Buy	04	12,300	15.61	192,003.00
Shares	Common	Brasil Plural	Buy	04	7,800	15.62	121,836.00
Shares	Common	Brasil Plural	Buy	04	7,800	15.63	121,914.00
Shares	Common	Brasil Plural	Buy	04	6,600	15.64	103,224.00
Shares	Common	Brasil Plural	Buy	04	400	15.65	6,260.00
Shares	Common	Brasil Plural	Buy	04	4,400	15.66	68,904.00
Shares	Common	Brasil Plural	Buy	04	400	15.67	6,268.00
Shares	Common	Brasil Plural	Buy	04	6,200	15.68	97,216.00
Shares	Common	Brasil Plural	Buy	04	200	15.69	3,138.00

Shares	Common	Brasil Plural	Buy	04	2,200	15.70	34,540.00
Shares	Common	Brasil Plural	Buy	05	8,000	15.28	122,240.00
Shares	Common	Brasil Plural	Buy	05	12,500	15.29	191,125.00
Shares	Common	Brasil Plural	Buy	05	35,200	15.30	538,560.00
Shares	Common	Brasil Plural	Buy	05	85,100	15.31	1,302,881.00
Shares	Common	Brasil Plural	Buy	05	52,100	15.32	798,172.00
Shares	Common	Brasil Plural	Buy	05	159,400	15.33	2,443,602.00
Shares	Common	Brasil Plural	Buy	05	38,300	15.34	587,522.00
Shares	Common	Brasil Plural	Buy	05	35,700	15.35	547,995.00
Shares	Common	Brasil Plural	Buy	05	12,100	15.36	185,856.00
Shares	Common	Brasil Plural	Buy	05	12,000	15.37	184,440.00
Shares	Common	Brasil Plural	Buy	05	10,500	15.38	161,490.00
Shares	Common	Brasil Plural	Buy	05	20,500	15.39	315,495.00
Shares	Common	Brasil Plural	Buy	05	13,600	15.40	209,440.00
Shares	Common	Brasil Plural	Buy	05	38,700	15.41	596,367.00
Shares	Common	Brasil Plural	Buy	05	66,300	15.42	1,022,346.00
Shares	Common	Brasil Plural	Buy	05	25,100	15.43	387,293.00
Shares	Common	Brasil Plural	Buy	05	109,300	15.44	1,687,592.00
Shares	Common	Brasil Plural	Buy	05	64,400	15.45	994,980.00
Shares	Common	Brasil Plural	Buy	05	63,400	15.46	980,164.00
Shares	Common	Brasil Plural	Buy	05	89,000	15.47	1,376,830.00
Shares	Common	Brasil Plural	Buy	05	75,700	15.48	1,171,836.00
Shares	Common	Brasil Plural	Buy	05	85,700	15.49	1,327,493.00
Shares	Common	Brasil Plural	Buy	05	146,200	15.50	2,266,100.00
Shares	Common	Brasil Plural	Buy	05	14,300	15.51	221,793.00
Shares	Common	Brasil Plural	Buy	05	2,500	15.52	38,800.00
Shares	Common	Brasil Plural	Buy	05	35,000	15.53	543,550.00
Shares	Common	Brasil Plural	Buy	05	18,500	15.54	287,490.00
Shares	Common	Brasil Plural	Buy	05	6,500	15.55	101,075.00
Shares	Common	Brasil Plural	Buy	05	6,400	15.56	99,584.00
Shares	Common	Brasil Plural	Buy	05	8,000	15.57	124,560.00
Shares	Common	Brasil Plural	Buy	06	2,100	15.02	31,542.00
Shares	Common	Brasil Plural	Buy	06	19,600	15.03	294,588.00
Shares	Common	Brasil Plural	Buy	06	22,800	15.04	342,912.00
Shares	Common	Brasil Plural	Buy	06	18,200	15.05	273,910.00
Shares	Common	Brasil Plural	Buy	06	8,600	15.06	129,516.00
Shares	Common	Brasil Plural	Buy	06	85,000	15.07	1,280,950.00
Shares	Common	Brasil Plural	Buy	06	472,500	15.08	7,125,300.00
Shares	Common	Brasil Plural	Buy	06	36,400	15.09	549,276.00
Shares	Common	Brasil Plural	Buy	06	31,500	15.10	475,650.00
Shares	Common	Brasil Plural	Buy	06	4,000	15.11	60,440.00
Shares	Common	Brasil Plural	Buy	06	11,800	15.12	178,416.00
Shares	Common	Brasil Plural	Buy	06	23,600	15.13	357,068.00
Shares	Common	Brasil Plural	Buy	06	2,800	15.14	42,392.00
Shares	Common	Brasil Plural	Buy	06	200	15.15	3,030.00
Shares	Common	Brasil Plural	Buy	06	104,500	15.21	1,589,445.00
Shares	Common	Brasil Plural	Buy	06	103,200	15.22	1,570,704.00
Shares	Common	Brasil Plural	Buy	06	3,600	15.23	54,828.00
Shares	Common	Brasil Plural	Buy	06	9,400	15.24	143,256.00
Shares	Common	Brasil Plural	Buy	06	400	15.25	6,100.00
Shares	Common	Brasil Plural	Buy	06	600	15.26	9,156.00
Shares	Common	Brasil Plural	Buy	06	600	15.27	9,162.00
Shares	Common	Brasil Plural	Buy	06	8,400	15.28	128,352.00
Shares	Common	Brasil Plural	Buy	06	800	15.29	12,232.00
Shares	Common	Brasil Plural	Buy	06	400	15.30	6,120.00
Shares	Common	Brasil Plural	Buy	06	1,900	15.31	29,089.00
Shares	Common	Brasil Plural	Buy	06	9,000	15.32	137,880.00
Shares	Common	Brasil Plural	Buy	06	4,800	15.33	73,584.00
Shares	Common	Brasil Plural	Buy	06	2,200	15.34	33,748.00
Shares	Common	Brasil Plural	Buy	06	200	15.35	3,070.00

Shares	Common	Brasil Plural	Buy	06	200	15.42	3,084.00
Shares	Common	Brasil Plural	Buy	06	2,100	15.43	32,403.00
Shares	Common	Brasil Plural	Buy	06	4,100	15.44	63,304.00
Shares	Common	Brasil Plural	Buy	06	4,500	15.45	69,525.00
Shares	Common	Credit Suisse	Buy	06	1,900,000	15.22	28,918,000.00
Shares	Common	Brasil Plural	Buy	07	500	15.50	7,750.00
Shares	Common	Brasil Plural	Buy	07	5,700	15.51	88,407.00
Shares	Common	Brasil Plural	Buy	07	48,900	15.52	758,928.00
Shares	Common	Brasil Plural	Buy	07	37,200	15.53	577,716.00
Shares	Common	Brasil Plural	Buy	07	21,000	15.54	326,340.00
Shares	Common	Brasil Plural	Buy	07	166,100	15.55	2,582,855.00
Shares	Common	Brasil Plural	Buy	07	76,700	15.56	1,193,452.00
Shares	Common	Brasil Plural	Buy	07	94,600	15.57	1,472,922.00
Shares	Common	Brasil Plural	Buy	07	116,100	15.58	1,808,838.00
Shares	Common	Brasil Plural	Buy	07	48,900	15.59	762,351.00
Shares	Common	Brasil Plural	Buy	07	178,800	15.60	2,789,280.00
Shares	Common	Credit Suisse	Buy	07	31,600	15.54	491,064.00
Shares	Common	Credit Suisse	Buy	07	25,700	15.55	399,635.00
Shares	Common	Credit Suisse	Buy	07	1,400	15.56	21,784.00
Shares	Common	Credit Suisse	Buy	07	141,300	15.57	2,200,041.00
Shares	Common	Credit Suisse	Buy	07	1,100,000	15.58	17,138,000.00
Shares	Common	Credit Suisse	Buy	07	600,000	15.59	9,354,000.00
Shares	Common	Brasil Plural	Buy	08	200	15.56	3,112.00
Shares	Common	Brasil Plural	Buy	08	1,800	15.57	28,026.00
Shares	Common	Brasil Plural	Buy	08	79,300	15.58	1,235,494.00
Shares	Common	Brasil Plural	Buy	08	99,400	15.60	1,550,640.00
Shares	Common	Brasil Plural	Buy	08	28,900	15.61	451,129.00
Shares	Common	Credit Suisse	Buy	08	32,500	15.59	506,675.00
Shares	Common	Credit Suisse	Buy	08	1,400	15.60	21,840.00
Shares	Common	Credit Suisse	Buy	08	2,666,100	15.61	41,617,821.00
Shares	Common	Credit Suisse	Buy	08	300,000	15.62	4,686,000.00
Shares	Common	Credit Suisse	Buy	08	1,000,000	15.65	15,650,000.00
Shares	Common	Brasil Plural	Buy	11	14,100	15.70	221,370.00
Shares	Common	Brasil Plural	Buy	11	3,500	15.71	54,985.00
Shares	Common	Brasil Plural	Buy	11	5,100	15.72	80,172.00
Shares	Common	Brasil Plural	Buy	11	17,200	15.73	270,556.00
Shares	Common	Brasil Plural	Buy	11	3,200	15.74	50,368.00
Shares	Common	Brasil Plural	Buy	11	2,000	15.75	31,500.00
Shares	Common	Brasil Plural	Buy	11	400	15.76	6,304.00
Shares	Common	Brasil Plural	Buy	11	4,600	15.77	72,542.00
Shares	Common	Brasil Plural	Buy	11	9,400	15.78	148,332.00
Shares	Common	Brasil Plural	Buy	11	16,900	15.79	266,851.00
Shares	Common	Brasil Plural	Buy	11	58,200	15.80	919,560.00
Shares	Common	Brasil Plural	Buy	11	100,000	15.81	1,581,000.00
Shares	Common	Credit Suisse	Buy	11	300,000	15.80	4,740,000.00
Shares	Common	Credit Suisse	Buy	11	700,000	15.82	11,074,000.00
Shares	Common	Credit Suisse	Buy	11	300,000	15.83	4,749,000.00
Shares	Common	Brasil Plural	Buy	12	800	15.70	12,560.00
Shares	Common	Brasil Plural	Buy	12	200	15.71	3,142.00
Shares	Common	Brasil Plural	Buy	12	2,800	15.72	44,016.00
Shares	Common	Brasil Plural	Buy	12	6,400	15.73	100,672.00
Shares	Common	Brasil Plural	Buy	12	17,700	15.74	278,598.00
Shares	Common	Brasil Plural	Buy	12	15,100	15.75	237,825.00
Shares	Common	Brasil Plural	Buy	12	9,300	15.76	146,568.00
Shares	Common	Brasil Plural	Buy	12	3,900	15.77	61,503.00
Shares	Common	Brasil Plural	Buy	12	5,200	15.78	82,056.00
Shares	Common	Brasil Plural	Buy	12	14,700	15.79	232,113.00
Shares	Common	Brasil Plural	Buy	12	59,500	15.80	940,100.00
Shares	Common	Credit Suisse	Buy	12	300,000	15.75	4,725,000.00
Shares	Common	Credit Suisse	Buy	12	300,000	15.80	4,740,000.00

Shares	Common	Brasil Plural	Buy	13	1,600	15.50	24,800.00
Shares	Common	Brasil Plural	Buy	13	11,300	15.51	175,263.00
Shares	Common	Brasil Plural	Buy	13	25,600	15.52	397,312.00
Shares	Common	Brasil Plural	Buy	13	4,900	15.53	76,097.00
Shares	Common	Brasil Plural	Buy	13	12,300	15.54	191,142.00
Shares	Common	Brasil Plural	Buy	13	23,500	15.55	365,425.00
Shares	Common	Brasil Plural	Buy	13	7,200	15.56	112,032.00
Shares	Common	Brasil Plural	Buy	13	1,600	15.57	24,912.00
Shares	Common	Brasil Plural	Buy	13	3,200	15.58	49,856.00
Shares	Common	Brasil Plural	Buy	13	1,800	15.59	28,062.00
Shares	Common	Brasil Plural	Buy	13	8,600	15.60	134,160.00
Shares	Common	Brasil Plural	Buy	13	5,900	15.65	92,335.00
Shares	Common	Brasil Plural	Buy	13	19,700	15.66	308,502.00
Shares	Common	Brasil Plural	Buy	13	48,100	15.67	753,727.00
Shares	Common	Brasil Plural	Buy	13	7,100	15.68	111,328.00
Shares	Common	Brasil Plural	Buy	13	4,800	15.69	75,312.00
Shares	Common	Brasil Plural	Buy	13	14,400	15.70	226,080.00
Shares	Common	Brasil Plural	Buy	13	400	15.73	6,292.00
Shares	Common	Brasil Plural	Buy	13	1,000	15.74	15,740.00
Shares	Common	Brasil Plural	Buy	13	13,200	15.75	207,900.00
Shares	Common	Brasil Plural	Buy	13	9,000	15.76	141,840.00
Shares	Common	Brasil Plural	Buy	13	19,800	15.77	312,246.00
Shares	Common	Brasil Plural	Buy	13	23,700	15.78	373,986.00
Shares	Common	Brasil Plural	Buy	13	16,400	15.79	258,956.00
Shares	Common	Brasil Plural	Buy	13	16,500	15.80	260,700.00
Shares	Common	Credit Suisse	Buy	13	900,000	15.79	14,211,000.00
Shares	Common	Credit Suisse	Buy	14	300,000	15.64	4,692,000.00
Shares	Common	Brasil Plural	Buy	15	200	15.64	3,128.00
Shares	Common	Brasil Plural	Buy	15	2,200	15.65	34,430.00
Shares	Common	Brasil Plural	Buy	15	7,200	15.66	112,752.00
Shares	Common	Brasil Plural	Buy	15	5,000	15.67	78,350.00
Shares	Common	Brasil Plural	Buy	15	15,000	15.68	235,200.00
Shares	Common	Brasil Plural	Buy	15	7,400	15.69	116,106.00
Shares	Common	Brasil Plural	Buy	15	9,800	15.70	153,860.00
Shares	Common	Credit Suisse	Buy	15	500,000	15.75	7,875,000.00
Shares	Common	Brasil Plural	Buy	21	400	16.10	6,440.00
Shares	Common	Brasil Plural	Buy	21	4,800	16.11	77,328.00
Shares	Common	Brasil Plural	Buy	21	4,500	16.12	72,540.00
Shares	Common	Brasil Plural	Buy	21	8,200	16.13	132,266.00
Shares	Common	Brasil Plural	Buy	21	8,200	16.14	132,348.00
Shares	Common	Brasil Plural	Buy	21	13,500	16.15	218,025.00
Shares	Common	Brasil Plural	Buy	21	9,900	16.16	159,984.00
Shares	Common	Brasil Plural	Buy	21	31,500	16.17	509,355.00
Shares	Common	Brasil Plural	Buy	21	17,600	16.18	284,768.00
Shares	Common	Brasil Plural	Buy	21	8,900	16.19	144,091.00
Shares	Common	Brasil Plural	Buy	21	6,700	16.20	108,540.00
Shares	Common	Brasil Plural	Buy	21	23,300	16.21	377,693.00

Shares	Common	Brasil Plural	Buy	21	12,900	16.22	209,238.00
Shares	Common	Brasil Plural	Buy	21	29,700	16.23	482,031.00
Shares	Common	Brasil Plural	Buy	21	2,000	16.24	32,480.00
Shares	Common	Brasil Plural	Buy	21	4,000	16.25	65,000.00
Shares	Common	Brasil Plural	Buy	21	10,900	16.26	177,234.00
Shares	Common	Brasil Plural	Buy	21	13,200	16.27	214,764.00
Shares	Common	Brasil Plural	Buy	22	4,200	16.13	67,746.00
Shares	Common	Brasil Plural	Buy	22	3,700	16.14	59,718.00
Shares	Common	Brasil Plural	Buy	22	14,900	16.15	240,635.00
Shares	Common	Brasil Plural	Buy	22	4,400	16.16	71,104.00
Shares	Common	Brasil Plural	Buy	22	21,100	16.17	341,187.00
Shares	Common	Brasil Plural	Buy	22	28,600	16.18	462,748.00
Shares	Common	Brasil Plural	Buy	22	33,600	16.19	543,984.00
Shares	Common	Brasil Plural	Buy	22	53,000	16.20	858,600.00
			Total Buy		17,046,400		265,435,063.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,263,813,468		71.7691	71.7691

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In August, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		9,825	0.0001	0.0001

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		9,825	0.0001	0.0001

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer